OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70323

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Connaught (U.S.) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152-156 Great Portland Street
(No. and Street)

London (City) (State) W1W6AJ (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Usher-Smith (Name) +44 20 7042 8097 (Area Code – Telephone Number) aus@connaught.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

4 Tower Place, Executive Park, 7th Floor (Address) Albany (City) NY (State) 12203 (Zip Code)

07/01/2004 (Date of Registration with PCAOB)(if applicable) 1195 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Alex Usher-Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Connaught (U.S.) LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Signature: [signature]

Title: CEO

Lori Alessi 2-15-22
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONNAUGHT (U.S.) LLC

AUDITED FINANCIAL STATEMENT
DECEMBER 31, 2021

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CONNAUGHT (U.S.) LLC

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Connaught (U.S.) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Connaught (U.S.) LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Connaught (U.S.) LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Connaught (U.S.) LLC's management. Our responsibility is to express an opinion on Connaught (U.S.) LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Connaught (U.S.) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Connaught (U.S.) LLC's auditor since 2020.

Albany, New York
February 28, 2022

CONNAUGHT (U.S.) LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	3,992,923
Deferred tax asset		217,720
Prepaid expenses and other assets		89,938
TOTAL ASSETS	$	4,300,581

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,536,340
Due to affiliate		460,901
TOTAL LIABILITIES		1,997,241
MEMBERS' EQUITY		2,303,340
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,300,581

CONNAUGHT (U.S.) LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

CONNAUGHT (U.S.) LLC (the "Company") was formed on March 10, 2017 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") effective May 1, 2021.

The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placements of securities, mergers and acquisitions advisory services, and acts as the U.S. chaperoning broker-dealer for foreign broker-dealers, solely for private placements and mergers and acquisitions, pursuant to SEC Rule 15a-6(a)(3).

The Company has various intercompany agreements, including expense sharing and 15a-6 service agreements with CONNAUGHT (UK) LTD (the "Affiliate"). Both are wholly owned by Connaught International Ltd (the "Parent").

Securities and Exchange Commission Footnote 74 Exemption Status
The Company is a "Non-Covered" Firm under Footnote 74 of SEC Release 34-70073. The Company does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)2 of Rule 15c204. The Company does not carry accounts of customers and does not carry proprietary accounts as defined in SEC Rule 15c3-3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company at times maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.   The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable
Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company did not have any fees receivable balance outstanding as of December 31, 2021.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") when the following criteria are met:

(a) a contract with a customer has been identified, (b) the performance obligations in the contract have been identified, (c) the transaction price has been determined, (d) the transaction price has been allocated to each performance obligations in the contract, and (e) the Company has satisfied the applicable performance obligation.

The Company's revenues are derived from the following activities:

Advisory Fees:

Advisory revenue is earned upon the successful completion of a mergers and acquisitions ("M&A") transaction, restructuring or capital raising activity and other strategic advisory matters.

Private Placement Fees:

Placement fee revenues are attributable to capital raising on both corporations and financial sponsors. Revenue for private placements and capital raising transactions is generally

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

recognized when the underlying transaction is completed under the terms of each assignment or engagement, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments. If, in the Company's judgment, collection of a fee is not probable, the Company will not recognize revenue until the uncertainty is removed.

Retainer Fees:

In accordance with the services agreement with the Affiliate, the Company facilitates certain securities transactions between the Affiliate and major US institutional investors in compliance with Rule 15a-6. The Company received total retainer fees of $2,222,211 for its chaperoning functions under the agreement. The performance obligation is satisfied over time and the services are continuously provided and consumed.

Fair Value Hierarchy
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The recorded amounts of cash equivalents, other assets, accounts payable, accrued expenses, and due to affiliate approximate their fair value due to the short-term nature of these financial assets and liabilities

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease

The Company follows FASB ASC 842, Leases, which requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset (ROU) and a lease liability and the disclosure of key information pertaining to leasing arrangements. At December 31, 2021, the Company has a right of use asset and related lease liability of $8,666 related to its existing operating lease. The ROU asset is reported and included in prepaid expenses and other assets while the lease liability is included with accounts payable and accrued expenses on the balance sheet

NOTE 3   RELATED PARTY TRANSACTIONS

The Company is a party to an expense sharing agreement with its Affiliate dated November 11, 2019. The affiliate provides the Company with certain services and allocates the expenses in the area of administrative, facility, salary, and other back office services. These expenses totaled $481,519 for the year ended December 31, 2021, and are included in various expense line items on the statement of operations.

In accordance with the Rule 15a-6 services agreement with the Affiliate, dated May 1, 2020, the Company facilitates certain securities transactions between the Affiliate and major US institutional investors in compliance with Rule 15a-6. The Company receives a monthly fixed retainer fee of $12,500 for its chaperoning functions under the agreement. In addition, the Company will receive up to 10% or a lower agreed upon rate from the UK affiliate based on fees earned by the UK affiliate on certain chaperoned transactions. Retainer income amounted to $2,222,211 for the year ended December 31, 2021.

The Company and the Affiliate also have a fee sharing agreement dated May 1, 2020, which allows for the sharing of revenues based on level of effort and headcount contributed to certain relevant transaction. Under this agreement, for the year ended December 31, 2021 Connaught (UK) Limited allocated $1,262,538 of revenue to the Company, while the Company allocated $1,251,250 of revenue to Connaught (UK) Limited. These allocated revenues are included in advisory and private placement fee income line item on the statement of operations.

At December 31, 2021, the Company has a payable of $460,901 owed to the Affiliate related to the expense sharing agreement costs incurred.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3- l, which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of

NOTE 4   REGULATORY REQUIREMENTS (continued)

"aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $2,004,348, and net capital requirements of $132,572 resulting in excess net capital of $1,871,776.

NOTE 5   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. For the year ended December 31, 2021, 100% of the Company's revenues were from advisory and private placement fees allocated via fee sharing agreement with the Affiliate from five clients, the largest being 42% from one and 10% from another client.

NOTE 6   RETIREMENT BENEFITS

The Company has a 401(k) plan covering all employees meeting certain eligible requirements. Contributions to the plan approximated $23,888 in 2021.

NOTE 7   INCOME TAXES

The Company has elected to be taxed as a C Corporation, therefore, earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The difference between the statutory rate of 21% and the effective rate of 24.2% is primarily due to the impact of timing differences and state taxes net of federal benefit.

The Company has a net deferred tax asset of approximately $217,720 as of December 31, 2021. Most of the deferred tax asset balance is related to timing differences, resulting from accrued bonus.

Significant components of the income tax expense/(benefit) are as follows:

NOTE 7   INCOME TAXES (continued)

Income Tax - Current	Amount
Federal Income Tax - Current	$532,937
NYS Income Tax - Current	51,300
NYC Income Tax - Current	40,072
Total Income Tax - Current	624,309
Income Tax - Deferred	
Federal Income Tax - Deferred	(153,093)
NYS Income Tax - Deferred	(9,936)
NYC Income Tax - Deferred	(7,620)
Total Income Tax - Deferred	(170,649)
Total Taxes	$453,660

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

NOTE 8   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's Financial Statements.

NOTE 9   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is still uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10   LEASE

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases during 2021.

Operating lease liabilities are recognized at the present value of the fixed lease payments using a discount rate (2.70%) based on similarly secured borrowings available to us. Right of use assets are recognized based on the initial present value of the fixed lease payments. Lease assets are tested for impairment in the same manner as long-lived assets used in operations.

Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

The lease provides for increases in future minimum annual rental payments based on the Master Lease. This lease expires on September 30, 2023. The lease expense for the year ended December 31, 2021 was $27,234 on the statement of income. ROU asset $8,666 and lease liability $8,666 were reported on the accompanying statement of financial condition.

The future maturities of the operating lease are:

Year Ending December 31,	Amount
2022	4,965
2023	3,723
Total	$8,688

NOTE 11 SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statements are available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the financial statements.